UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number 001-36797

STEALTHGAS INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Erithrea 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form  40-F ☐

Financial and Operating Results for the three and six months ended June 30, 2024

The press release issued by StealthGas Inc. (the “Company”) on September 5, 2024 announcing its financial and operating results for the three and six months ended June 30, 2024, is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

99.1	StealthGas Inc. Press Release dated September 5, 2024

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This report on Form 6-K (other than the section of exhibit 99.1 hereto entitled “CEO Harry Vafias Commented”) is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Reg. No. 333-143804) and Registration Statements on Form S-8 (Reg. Nos. 333-144240, 333-207168 and  333-278984).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 6, 2024

STEALTHGAS INC.

By:	/s/ Harry Vafias
Name:	Harry Vafias
Title:	Chief Executive Officer